SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Ashland Global Holdings Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

044186104
(CUSIP Number)

Ricky C. Sandler
Eminence Capital, LP
399 Park Avenue, 25th Floor
New York, New York 10022
(212) 418-2100

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044186104	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Eminence Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,083,978 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,083,978 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,083,978 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IA; PN

CUSIP No. 044186104	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Ricky C. Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 461.66 shares of Common Stock 3,978.48 restricted stock units
	8	SHARED VOTING POWER 4,083,978 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 461.66 shares of Common Stock 3,978.48 restricted stock units
	10	SHARED DISPOSITIVE POWER 4,083,978 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,084,439.66 shares of Common Stock 3,978.48 restricted stock units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 044186104	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 3 to the Schedule 13D (this "Amendment No. 3") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Ashland Global Holdings Inc., a Delaware corporation (the "Issuer") and amends the Schedule 13D filed on June 13, 2019 (as amended, the "Schedule 13D"). Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Schedule 13D. This Amendment No. 3 is being filed to amend Items 3, 4, 5(a)-(c) and 6 of the Schedule 13D as follows:

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $308,729,621 (including brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein with respect to the (i) Family Accounts is available funds and (ii) Eminence Funds and SMAs is the working capital of each of the Eminence Funds and SMAs for the shares held by each of them.

The 3,978.48 restricted stock units reported herein were issued to Mr. Sandler in consideration for his services as a director on the Board.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 10, 2022, the Issuer filed a Form 8-K stating that Mr. Sandler would not stand for re-election to the Issuer’s Board of Directors following the end of his term in January 2023.

CUSIP No. 044186104	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of the shares of Common Stock beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 54,534,322 shares of Common Stock outstanding as of March 31, 2022 as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 filed by the Issuer with the Securities and Exchange Commission on April 28, 2022.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	On May 17, 2022, the Reporting Persons purchased 48,800 shares of Common Stock at a price of $101.27 per share. There have been no other transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty (60) days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Mr. Sandler holds 3,978.48 restricted stock units in connection with his service as a director on the Board.

CUSIP No. 044186104	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: June 14, 2022

/s/ Ricky C. Sandler
Ricky C. Sandler, individually, and as Chief Executive Officer of Eminence Capital, LP